FOR IMMEDIATE RELEASE                   Contact:  Tina Simms
                                              (212) 921-3355


HIGH RIVER SUES McNEIL


          New York, New York, November 7, 1995 -- High River
Limited Partnership ("High River"), announced today that it is filing a complaint in federal court in New York against Robert
McNeil and certain of his affiliates.

          The complaint contains claims for waste and mismanagement and alleges that McNeil Partners, the purported general partner of various partnerships, was not properly admitted as a general partner of certain of those partnerships, but rather "took control of the partnerships...greatly increased his compensation ...and purported to insulate himself from liability for misconduct as a general partner" in violation of applicable law. The complaint seeks, among other things, an accounting of fees paid to McNeil Partners and its affiliates and the return of fees paid to such persons dating back to 1991.

          The complaint seeks to compel the McNeils to complete the administrative steps necessary to transfer to High River units of limited partnership interest in each of McNeil Pacific Investors Fund 1972, McNeil Real Estate Fund V, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P., (collectively, the "Partnerships") which were tendered to High River pursuant to its tender offers for such units.